UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

August 3, 2010

Commission File No.: 000-30688

NOVA MEASURING INSTRUMENTS LTD.
(Translation of registrant’s name into English)

Building 22 Weizmann Science Park, Rehovot
P.O.B 266
Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant and entitled “Nova Announces Record Quarterly Revenues and Profitability”.

This report on Form 6-Kis hereby incorporated by reference into the Registrant’s registration statements on Form S-8, filed with the Securities and Exchange Commission on the following dates: September 13, 2000 (File No. 333-12546); March 5, 2002 (File No. 333-83734); December 24, 2002 (File No. 333-102193, as amended by Amendment No. 1, filed on January 5, 2006); March 24, 2003 (File No. 333-103981); May 17, 2004 (File Nos. 333-115554, 333-115555, and 333-115556, as amended by Amendment No. 1, filed on January 5, 2006); March 7, 2005 (File No. 333-123158); December 29, 2005 (File No. 333-130745); September 21, 2006 (File No. 333-137491) and November 5, 2007 (File No. 333-147140), and into the Registrant’s registration statements on Form F-3, filed with the Securities and Exchange Commission on May 11, 2007 (File No. 333-142834), and on December 8, 2009 (File No. 333-163561, as amended by Amendment No. 1, filed on December 29, 2009).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 3, 2010	NOVA MEASURING INSTRUMENTS LTD. (Registrant) By: /s/ Dror David —————————————— Dror David Chief Financial Officer

Company Contact:	Investor relations Contacts:
Dror David, Chief Financial Officer	Ehud Helft / Kenny Green
Nova Measuring Instruments Ltd.	CCG Investor Relations
Tel: 972-8-938-7505	Tel: +1-646-201-9246
E-mail: info@nova.co.il	E-mail: nova@ccgisrael.com
http://www.nova.co.il

Company Press Release

NOVA ANNOUNCES RECORD QUARTERLY REVENUES
AND PROFITABILITY

Strong business momentum leading to significantly improved outlook
Company expects 2010 revenues to be higher than $78M with net profitability above 21%

Rehovot, Israel - August 3, 2010 - Nova Measuring Instruments Ltd. (Nasdaq: NVMI), provider of leading edge stand alone metrology and the market leader of integrated metrology solutions to the semiconductor process control market, today reported its 2010 second quarter financial results.

Highlights for the Second Quarter of 2010

•	Total revenues of $19.4 million, 22% increase over the first quarter of 2010

•	Record level gross margins of 54%, up from 51% in the previous quarter

•	GAAP net income of $4.7 million, or $0.18 per diluted share

•	$6.3 million positive operating cash flow

•	Accelerating standalone metrology customer penetrations

2010 Second Quarter Results

Total revenues for the second quarter of 2010 were $19.4 million, an increase of 179% relative to the second quarter of 2009, and an increase of 22% relative to the first quarter of 2010.

Gross margin for the second quarter of 2010 was 54%, compared with 41% in the second quarter of 2009, and 51% in the first quarter of 2010.

Operating expenses in the second quarter of 2010 were $5.8 million, compared with $3.0 million in the second quarter of 2009, and $5.4 million in the first quarter of 2010.

On a GAAP basis, the company reported net income of $4.7 million, or $0.18 per diluted share, in the second quarter of 2010. This compares to a net loss of $0.1 million in the second quarter of 2009, and a net income of $2.7 million, or $0.11 per diluted share, in the first quarter of 2010.

The company generated $6.3 million in cash from operating activities during the second quarter of 2010, and total cash reserves at the end of the second quarter of 2010 were $46.7 million.

Management Comments

“Q2 was an excellent quarter, with record levels of revenues, profitability and operating cash flow” commented Gabi Seligsohn, President and CEO of Nova. “These results demonstrate the success of our strategy which has focused on expanding our product offering, increasing our fab foot print and displacing traditional metrology techniques with our differentiated products”.

 “Semiconductor business fundamentals continue to be strong, as evidenced by 15 new fab announcements, some of which are moving much faster than was previously anticipated. The pace of technology transition continues to accelerate, and customers are adding our metrology solutions for a broader range of technology nodes and applications. In parallel, we have been able to increase the value we offer for existing products, through additional features and functionality, which have been very well received by our customers during the quarter”.

“Recent customer design wins have generated very strong demand for our metrology solutions, and will result in significant revenue increase in the second half of the year, as fab expansion rates continue to rise. In parallel, our recently announced customer penetrations in the standalone metrology area lay solid foundation for further growth in the future. The fact that Nova now plays a much more significant role for the semiconductor manufacturing arena is clearly driving the company to an exceptional growth rate”.

Guidance for year 2010

The company’s revised revenue guidance for 2010 is $78-$85 million. Based on this revenue guidance, the company is also guiding to net profitability of 21%-24% for 2010.

The company’s previous 2010 full year guidance was revenues of $61-$66 million, with net profitability of 13%-17%.

The Company will host a conference call today, August 3, 2010, at 9:00am ET. To participate, please dial in the US: 1 888 935 4575; or internationally: +972 3 721 9509. A recording of the call will be available on Nova’s website, within 24 hours following the end of the call.

In addition, a presentation to accompany the conference call will be available together with a live webcast of the conference call. This will be accessible from a link on Nova’s website at www.nova.co.il.

About Nova
Nova Measuring Instruments Ltd. develops, produces and markets advanced integrated and stand alone metrology solutions for the semiconductor manufacturing industry. Nova is traded on the NASDAQ & TASE under the symbol NVMI. The Company's website is www.nova.co.il.

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding trends, demand for our products, expected deliveries, transaction, expected revenues, operating results, earnings and profitability. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward looking statements. These risks and other factors include but are not limited to: our dependency on two integrated process control product lines; the highly cyclical nature of the markets we target; our inability to reduce spending during a slowdown in the semiconductor industry; our ability to respond effectively on a timely basis to rapid technological changes; our dependency on OEM suppliers; risks associated with our dependence on a single manufacturing facility; our ability to expand our manufacturing capacity or marketing efforts to support our future growth; our dependency on a small number of large customers and small number of suppliers; risks related to our intellectual property; changes in customer demands for our products; new product offerings from our competitors; changes in or an inability to execute our business strategy; unanticipated manufacturing or supply problems; changes in tax requirements; changes in customer demand for our products; risks related to currency fluctuations;  and risks related to our operations in Israel. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading “Risk Factors” in Nova’s Annual Report on Form 20-F for the year ended December 31, 2009 filed with the Securities and Exchange Commission on March 26, 2010. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. Nova Measuring Instruments Ltd. does not assume any obligation to update the forward-looking information contained in this press release.

 (Tables to Follow)

NOVA MEASURING INSTRUMENTS LTD.
CONSOLIDATED BALANCE SHEET
(U.S. dollars in thousands)

	As of June 30,	As of December 31,
	2010	2009

CURRENT ASSETS
Cash and cash equivalents	6,838	9,861
Short-term interest-bearing bank deposits	39,294	8,607
Trade accounts receivable	10,853	11,545
Inventories	7,997	3,949
Other current assets	2,307	1,728
	67,289	35,690
LONG-TERM ASSETS
Long-term interest-bearing bank deposits	570	561
Other Long-term assets	151	142
Severance pay funds	2,338	2,368
	3,059	3,071

FIXED ASSETS, NET	2,302	2,163

Total assets	72,650	40,924

CURRENT LIABILITIES
Trade accounts payable	6,551	3,715
Deferred income	5,685	1,671
Other current liabilities	5,357	5,237
	17,593	10,623

LONG-TERM LIABILITIES
Liability for employee severance pay	3,271	3,168
Deferred income	186	183
Other long-term liability	29	35
	3,486	3,386

SHAREHOLDERS' EQUITY	51,571	26,915

Total liabilities and shareholders' equity	72,650	40,924

NOVA MEASURING INSTRUMENTS LTD.
QUARTERLY CONSOLIDATED STATEMENTS OF OPERATIONS
 (U.S. dollars in thousands, except per share data)

	Three months ended
	June 30, 2010	March 31, 2010	June 30, 2009

REVENUES
Product sales	15,889	12,901	4,631
Services	3,551	3,080	2,333
	19,440	15,981	6,964

COST OF REVENUES
Products	6,554	5,478	2,050
Services	2,452	2,389	2,091
	9,006	7,867	4,141

GROSS PROFIT	10,434	8,114	2,823

OPERATING EXPENSES
Research & Development expenses, net	2,828	2,554	1,183
Sales & Marketing expenses	2,242	2,196	1,293
General & Administration expenses	679	651	484
	5,749	5,401	2,960

OPERATING PROFIT (LOSS)	4,685	2,713	(137)

Interest income (expenses), net	24	(14)	43

NET INCOME (LOSS) FOR THE PERIOD	4,709	2,699	(94)

Net income (loss) per share:
Basic	0.19	0.12	(0.00)
Diluted	0.18	0.11

Shares used for calculation of net income (loss) per share:
Basic	24,808	22,666	19,378
Diluted	26,406	24,236

NOVA MEASURING INSTRUMENTS LTD.
YEAR TO DATE CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Six-months ended
	June 30, 2010	June 30, 2009

REVENUES
Product sales	28,790	8,276
Services	6,631	4,408
	35,421	12,684

COST OF REVENUES
Product sales	12,032	3,632
Services	4,841	4,365
	16,873	7,997

GROSS PROFIT	18,548	4,687

OPERATING EXPENSES
Research & Development expenses, net	5,382	2,966
Sales & Marketing expenses	4,438	2,466
General & Administration expenses	1,330	987
	11,150	6,419

OPERATING PROFIT (LOSS)	7,398	(1,732)

INTEREST INCOME (EXPENSES), NET	10	(21)

NET INCOME (LOSS) FOR THE PERIOD	7,408	(1,753)

Net income (loss) per share:
Basic	0.31	(0.09)
Diluted	0.29

Shares used for calculation of net income (loss) per share:
Basic	23,721	19,378
Diluted	25,226

NOVA MEASURING INSTRUMENTS LTD.
QUARTERLY CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Three months ended
	June 30, 2010	March 31, 2010	June 30, 2009
CASH FLOW – OPERATING ACTIVITIES

Net income (loss) for the period	4,709	2,699	(94)
Adjustments to reconcile net loss to net cash used in operating activities:

Depreciation and amortization	323	324	276
Amortization of deferred stock-based compensation	122	116	100
Increase in liability for employee termination benefits, net	105	48	144

Net recognized gains on investments	--	--	(4)
Decrease (increase) in trade accounts receivables	67	625	(2,441)
Decrease (increase) in inventories	(1,855)	(2,267)	636
Increase in other short and long term assets	(388)	(260)	(608)
Increase (decrease) in trade accounts payables	289	2,545	(102)
Increase (decrease) in other current and long-term liabilities	1,130	(1,105)	(2)
Increase (decrease) in short and long term deferred income	1,769	2,248	(44)
Net cash from (used in) operating activities	6,271	4,973	(2,139)

CASH FLOW – INVESTMENT ACTIVITIES

Increase in short-term interest-bearing bank deposits	(10,701)	(19,986)	--
Proceeds from (investment in) long-term interest-bearing bank deposits	--	(9)	141
Additions to fixed assets	(307)	(405)	(24)
Net cash from (used in) investment activities	(11,008)	(20,400)	117

CASH FLOW – FINANCING ACTIVITIES

Shares issued under employee share-based plans	51	122	--
Shares issued in public offering	--	16,968	--
Net cash from financing activities	51	17,090	--

Increase (decrease) in cash and cash equivalents	(4,686)	1,663	(2,022)
Cash and cash equivalents – beginning of period	11,524	9,861	11,039
Cash and cash equivalents – end of period	6,838	11,524	9,017

NOVA MEASURING INSTRUMENTS LTD.
YEAR TO DATE CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Six months ended
	June 30, 2010	June 30, 2009
CASH FLOW – OPERATING ACTIVITIES

Net income (loss) for the period	7,408	(1,753)
Adjustments to reconcile net loss to net cash used in operating activities:

Depreciation and amortization	647	596
Amortization of deferred stock-based compensation	238	206
Increase in liability for employee termination benefits, net	153	30
Impairment loss on equipment	--	--

Net recognized gains on investments	--	(4)
Decrease (increase) in trade accounts receivables	692	(2,197)
Decrease (increase) in inventories	(4,122)	1,156
Decrease (increase) in other current and long term assets	(648)	89
Increase (decrease) in trade accounts payables and other long term liabilities	2,834	(1,302)
Increase (decrease) in current liabilities	25	(1,639)
Increase (decrease) in short and long term deferred income	4,017	(938)
Net cash from (used in) operating activities	11,244	(5,756)

CASH FLOW – INVESTMENT ACTIVITIES

Decrease (increase) in short-term interest-bearing bank deposits	(30,687)	50
Increase in short-term investments	--	(4,595)
Proceeds from (investment in) long-term deposits	(9)	21
Additions to fixed assets	(712)	(28)
Net cash used in investment activities	(31,408)	(4,552)

CASH FLOW – FINANCING ACTIVITIES

Shares issued under employee share-based plans	173	--
Shares issued in public offering	16,968	--
Net cash from financing activities	17,141	--

Decrease in cash and cash equivalents	(3,023)	(10,308)
Cash and cash equivalents – beginning of period	9,861	19,325
Cash and cash equivalents – end of period	6,838	9,017